March 8, 2010

By facsimile (703) 813-6968 and electronically

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	Applied Industrial Technologies, Inc
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 19, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009 and
December 31, 2009
Definitive Proxy Statement on Schedule 14A
Filed September 4, 2009
File No. 1-2299
Dear Mr. O’Brien:
This letter sets forth the response of Applied Industrial Technologies (“we” or “our”) to the Staff’s comment contained in its letter to the Company dated February 23, 2010. For ease of reference, we have repeated the Staff’s comment in bold text.
Form 10-Q for the Fiscal Quarter Ended December 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18.
Critical Accounting Policy, page 25
1. We note the disclosures you have provided in response to comment 3 in our letter dated January 25, 2010. In future filings, including your third quarter of fiscal year 2010 Form 10-Q, please further revise the disclosure to include the following additional information noted from your February 8, 2010 response letter to allow investors to better understand the facts and circumstances that led to the impairment charge in the fourth quarter of fiscal year 2009 and subsequent to testing in the second and third quarters of fiscal year 2009:
•	Please clarify the following statement. “Actual sales and cash flow operating results for the FPR companies deteriorated throughout the fiscal year, and for the fourth quarter of fiscal year 2009 were 44% and 82%, respectively, below what was originally projected and forecasted.” In this regard, it is unclear what the difference was for actual versus projected sales and cash flow operating results for fiscal year 2009 and for the fourth quarter of fiscal year 2009. Further, please clarify that the significant difference between actual sales and operating income and the original projections of sales and operating income significantly differed during the second, third and fourth quarters of fiscal year 2009 and not just in the fourth quarter of fiscal year 2009.

•	Disclose the percentage by which actual fourth quarter of fiscal year 2009 results for the FPR companies and for the overall fluid power business were below the projections used in the second and third quarters of fiscal year 2009 discounted cash flow analyses, as noted in your response letter dated February 8, 2010.
•	Disclose that your previous cash flow forecasts assumed that the business would return to pre-financial crisis operating results and cash flow levels within a four year time frame. Disclose that the change from a four year time frame to a beyond five year time frame significantly impacted your estimate of fair value of the reporting unit, resulting in the impairment charge. Please also disclose the reporting unit specific reasons for the change in assumption.
Please provide us with the disclosure you intend to include in your third quarter of fiscal year 2010 Form 10-Q and fiscal year 2010 Form 10-K.
Response:
In response to the Staff’s comment we plan to carry forward and include in our third quarter fiscal year 2010 Form 10-Q the MD&A disclosure of our critical accounting policy discussion of Goodwill from our December 31, 2009 Form 10-Q with revisions to address the Staff’s comment. We expect to incorporate a similar disclosure in our fiscal year 2010 annual report on Form 10-K. For the Staff’s convenience we have reprinted the entire critical accounting policy from our December 31, 2009 Form 10-Q with our revisions in italics and deleted text shown with a strikethrough.
Critical Accounting Policies
The Goodwill and Intangibles Critical Accounting Policy has been updated and expanded as follows.
Goodwill and Intangibles
Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of purchase accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.
Over the course of our second, third and fourth quarters of fiscal 2009 the U.S. and global economy was increasingly and severely affected by dramatic deterioration in financial institutions and markets and their corresponding impact on the U.S. and global economies, industrial production and customer demand. As the business and industrial economies steadily worsened throughout our second, third and fourth quarters of fiscal 2009, we made revisions to our internal operating plans and financial forecasts. As we experienced an acceleration in the rate of decline in our sales throughout this period, we took actions to reduce operating costs including reductions in our workforce during our third and fourth quarters. With each quarter we gained a better understanding of the full impact of the unfolding financial crisis on our business, including FPR which was acquired on August 29, 2008 and revised our outlook accordingly.

During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since our current operating results and expected future market conditions had deteriorated from when we performed our annual goodwill impairment testing during our third quarter. We utilized information from our annual financial planning process completed in the fourth quarter, reviewed external economic forecasts published in the fourth quarter, considered continuing declines in key economic indices that correlate with our business, and considered the continuing declines in sales and operating results experienced in the third and fourth quarters compared to our previous forecasts and projections. We deemed the business climate to have dramatically changed and adjusted our longer term outlook for recovery of operating results to reflect our belief it would take longer and be more gradual than initially forecast.
As a result of this fourth quarter test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009 ( previously during the annual impairment testing during our third quarter we concluded that there was no goodwill impairment). Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008.
Actual sales and cash flow operating results for the FPR companies deteriorated throughout the fiscal year ~~and for the fourth quarter of fiscal 2009 were 44% and 82%, respectively, below what was originally projected and forecast~~. Sales for the second, third and fourth quarters of fiscal 2009 were 18%, 38% and 44%, respectively, below what was originally projected from the acquisition date. Cash flow operating results for the second, third and fourth quarters of fiscal 2009 were 24%, 78% and 82%, respectively, below what was originally projected from the acquisition date. The FPR fourth quarter sales and cash flow operating results were also 28% and 77%, respectively, below what we had forecasted for that quarter as part of our annual impairment testing performed in our fiscal third quarter.
These continued declines in our operations factored into our decisions to revise downward our Fluid Power Businesses internal financial forecast during our fiscal fourth quarter as compared to the forecast developed in our third quarter (as part of our annual impairment test).
The end result of the Fluid Power Businesses internal financial forecasts developed in our fiscal third quarter showed a return to operating results at levels consistent with those achieved prior to the economic downturn within a four year time frame whereas the forecasts developed in our fiscal fourth quarter did not have this occurring until after a five year time frame. The changes made in our forecasts from our fiscal third to our fiscal fourth quarters were due to continuing declines in our operations and expectations for future overall financial recovery and had a significant negative impact on our calculated estimate of fair value.
For our annual impairment test performed in our fiscal third quarter our Fluid Power Businesses estimate of fair value exceeded their carrying value and therefore no impairment charge was needed. During our fiscal fourth quarter our new interim impairment testing showed that the Fluid Power Businesses revised estimate of fair value was no longer in excess of their carrying value.
Accordingly, in accordance with ASC 350, Intangibles — Goodwill and Other, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.

In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment.
As of June 30 and ~~December 31, 2009~~ March 31, 2010, all goodwill remaining on our consolidated financial statements is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.
If you have any additional questions or comments, please feel free to contact me directly at (216) 426-4417.
Cordially,
/s/ Mark O. Eisele
Mark O. Eisele
Vice President —Chief Financial Officer & Treasurer